DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report

Collection Period Ended   31-Jul-2025

Amounts in USD

Dates

Collection Period No.	16			
Collection Period (from... to)	1-Jul-2025	31-Jul-2025		
Determination Date	13-Aug-2025			
Record Date	14-Aug-2025			
Distribution Date	15-Aug-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2025	15-Aug-2025	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2025	15-Aug-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	29,160,814.48	8,462,312.80	20,698,501.68	74.994571	0.030661
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**390,110,814.48**	**369,412,312.80**	**20,698,501.68**		
Overcollateralization	74,504,076.37	73,130,011.07	73,119,532.29			
Adjusted Pool Balance	851,454,076.37	463,240,825.55	442,531,845.09			
Yield Supplement Overcollateralization Amount	38,548,423.47	16,748,569.68	15,720,180.98			
Pool Balance	**890,002,499.84**	**479,989,395.23**	**458,252,026.07**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	73,119,532.29	8.59%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	136,083.80	0.493057	20,834,585.48	75.487629
Class A-3 Notes	5.490000%	1,377,075.00	4.575000	1,377,075.00	4.575000
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**1,790,927.13**		**22,489,428.81**	

Amounts in USD

Available Funds

Principal Collections	18,950,957.11
Interest Collections	2,835,742.25
Net Liquidation Proceeds	117,695.25
Recoveries	509,270.09
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	75,764.11
Available Collections	**22,489,428.81**
Reserve Fund Draw Amount	0.00
Available Funds	**22,489,428.81**

Distributions

(1) Total Servicing Fee	0.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	1,790,927.13
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	20,698,501.68
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	0.00
Total Distribution	**22,489,428.81**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,790,927.13	1,790,927.13	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	136,083.80	136,083.80	0.00
thereof on Class A-3 Notes	1,377,075.00	1,377,075.00	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	1,790,927.13	1,790,927.13	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,698,501.68	20,698,501.68	0.00
Aggregate Principal Distributable Amount	20,698,501.68	20,698,501.68	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,125.16
minus Net Investment Earnings	7,125.16
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,125.16
Net Investment Earnings on the Collection Account	68,638.95
Investment Earnings for the Collection Period	75,764.11

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	479,989,395.23	3,066
Principal Collections	15,530,949.97	
Principal Collections attributable to Full Pay-offs	3,420,007.14	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,786,412.05	
Pool Balance end of Collection Period	458,252,026.07	2,961
Pool Factor	51.49%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	7.10%
Weighted Average Number of Remaining Payments	42.39	31.56
Weighted Average Seasoning (months)	14.87	28.80

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	435,418,194.34	2,858	95.02%
31-60 Days Delinquent	11,884,350.34	64	2.59%
61-90 Days Delinquent	9,254,917.73	30	2.02%
91-120 Days Delinquent	1,694,563.66	9	0.37%
Total	458,252,026.07	2,961	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	2.39%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	**Current**		**Cumulative**	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,786,412.05	10	25,380,433.06	162
Principal Net Liquidation Proceeds	120,496.43		4,521,648.82	
Principal Recoveries	479,624.42		5,295,922.04	
Principal Net Loss / (Gain)	2,186,291.20		15,562,862.20	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	5.592%
Prior Collection Period	8.777%
Second Prior Collection Period	(2.727%)
Third Prior Collection Period	1.618%
Four Month Average	3.315%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.749%
Average Net Credit Loss/(Gain)	96,067.05

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		**Delinquncies**			**Lifetime**
Pd.	**Gross**	**Net**	**31-60**	**61-90**	**91+**	**CPR**
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%
9	1.08%	0.71%	1.38%	0.53%	0.70%	6.81%
10	1.53%	1.11%	1.36%	1.03%	0.14%	8.54%
11	1.69%	1.16%	0.61%	1.82%	0.18%	8.88%
12	1.75%	1.15%	1.17%	1.21%	0.82%	8.41%
13	1.97%	1.23%	1.16%	0.42%	1.16%	9.82%
14	2.09%	1.10%	1.68%	0.86%	0.77%	9.19%
15	2.54%	1.50%	2.53%	1.08%	0.48%	9.78%
16	2.85%	1.75%	2.59%	2.02%	0.37%	9.97%